STATEMENT OF INVESTMENTS

Bear Stearns Prime Money Market Fund

June 30, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--7.0%	Principal Amount ($)	Value ($)
Citibank (South Dakota) N.A., Sioux Falls		
5.44%, 10/2/06	60,000,000	60,000,764
Credit Suisse (Yankee)		
4.75%, 7/5/06	50,000,000	50,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $110,000,764)		**110,000,764**
Commercial Paper--80.0%		
Alliance & Leicester PLC		
5.10%, 8/4/06	32,600,000	32,444,824
Bank of Ireland		
5.10%, 8/7/06	75,000,000 a	74,611,885
Barclays U.S. Funding Corp.		
5.10%, 8/8/06	75,000,000	74,601,396
BASF AG		
5.35%, 8/22/06	45,000,000	44,655,500
BNP Paribas Finance Inc.		
5.27%, 7/3/06	65,000,000	64,980,970
Crown Point Capital Co. LLC		
5.34%, 8/8/06	60,000,000 a	59,664,333
DEPFA BANK PLC		
4.96%, 7/3/06	90,000,000 a	89,975,500
Deutsche Bank Financial LLC		
5.30%, 7/3/06	65,000,000	64,980,861
DnB NOR Bank ASA		
4.95%, 7/5/06	75,000,000	74,959,250
Edison Asset Securitization L.L.C.		
5.33%, 8/22/06	75,000,000 a	74,428,000
FCAR Owner Trust, Ser. I		
5.34%, 8/16/06	20,000,000	19,864,556
FCAR Owner Trust, Ser. II		
5.13%, 8/3/06	50,000,000	49,767,625
General Electric Capital Services Inc.		
5.09%, 8/2/06	75,000,000	74,664,667
Harrier Finance Funding Ltd.		
5.47%, 9/26/06	50,000,000 a	49,347,500
HBOS Treasury Services PLC		
5.45%, 10/3/06	60,000,000	59,157,917
Prudential Funding LLC		
5.26%, 7/3/06	65,000,000	64,981,006
Sheffield Receivables Corp.		
5.10%, 8/4/06	75,000,000 a	74,643,354
Solitaire Funding Ltd.		
4.95%, 7/5/06	80,000,000 a	79,956,533
Spintab AB (Swedmortgage)		
5.45%, 9/29/06	60,000,000	59,193,000
UBS Finance Delaware LLC		
5.27%, 7/3/06	65,000,000	64,980,969
Total Commercial Paper		
(cost $1,251,859,646)		**1,251,859,646**

Corporate Notes--11.4%

Commonwealth Bank of Australia		
5.29%, 7/24/06	40,000,000 b	40,000,000
General Electric Capital Corp.		
5.35%, 7/17/06	14,000,000 b	14,000,000
Royal Bank of Scotland PLC		
5.27%, 7/21/06	40,000,000 b	40,000,000
Societe Generale		
5.08%, 7/3/06	45,000,000 b	45,000,000
Wells Fargo & Co.		
5.09%, 7/3/06	40,000,000 b	40,000,000
Total Corporate Notes		
(cost $179,000,000)		**179,000,000**

Time Deposits--1.9%

State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.22%, 7/3/06		
(cost $30,000,000)	30,000,000	**30,000,000**
Total Investments (cost $1,570,860,410)	**100.3%**	**1,570,860,410**
Liabilities, Less Cash and Receivables	**(.3%)**	**(5,271,811)**
Net Assets	**100.0%**	**1,565,588,599**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, these securities amounted to $502,627,105 or 32.1% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Alpha Growth Fund
June 30, 2006 (Unaudited)

Common Stocks--98.4%	Shares	Value ($)
Consumer Discretionary--12.7%		
Best Buy	421,100	23,093,124
Chico's FAS	511,205 a,b	13,792,311
Matsushita Electric Industrial, ADR	1,020,800	21,569,504
McGraw-Hill Cos.	414,000	20,795,220
Office Depot	640,800 b	24,350,400
Starbucks	715,701 a,b	27,024,870
Toyota Motor, ADR	209,479	21,909,408
		152,534,837
Consumer Staples--3.7%		
Reynolds American	223,929 a	25,819,014
Whole Foods Market	282,506	18,261,188
		44,080,202
Energy--24.4%		
BJ Services	559,861 a	20,860,421
Halliburton	321,653	23,869,869
Kerr-McGee	465,074	32,252,882
National Oilwell Varco	306,669 b	19,418,281
Nexen	429,685	24,294,390
Occidental Petroleum	245,112	25,136,235
Peabody Energy	507,693	28,303,885
Petroleo Brasileiro, ADR	278,400 a	24,863,904
Rowan Cos.	536,064 a	19,078,518
Schlumberger	412,288	26,844,071
Talisman Energy	1,175,058	20,540,014
Weatherford International	547,140 b	27,149,087
		292,611,557
Financial--14.5%		
AllianceBernstein Holding, LP	353,600	21,619,104
AON	601,852	20,956,486
Charles Schwab	1,413,662	22,590,319
CIT Group	406,140	21,237,060
Goldman Sachs Group	168,465	25,342,190
Lehman Brothers Holdings	335,838	21,879,846
Merrill Lynch & Co.	305,400	21,243,624
Moody's	340,900	18,565,414
New York Community Bancorp	1	17
		173,434,060
Health Care--1.6%		
CIGNA	188,104	**18,530,125**
Industrial--10.3%		
Burlington Northern Santa Fe	316,802	25,106,558
Canadian National Railway	548,182 a	23,982,963
Caterpillar	319,300	23,781,464
CSX	381,900	26,901,036
Norfolk Southern	445,300	23,698,866
		123,470,887
Information Technology--19.3%		
Adobe Systems	575,290 b	17,465,804
Advanced Micro Devices	631,498 b	15,421,181
Agilent Technologies	634,278 b	20,017,814
Broadcom, Cl. A	598,961 b	17,998,778
Canon, ADR	341,500	25,021,706
Cognizant Technology Solutions, Cl. A	429,346 b	28,925,040
Corning	932,900 b	22,566,851
Hewlett-Packard	728,100	23,066,208
nVIDIA	803,400 b	17,104,386
SAP, ADR	425,900	22,368,268
Seagate Technology	910,900	20,622,776
		230,578,812
Materials--10.4%		
BHP Billiton, ADR	617,223 a	26,583,795
Freeport-McMoRan Copper & Gold, Cl. B	361,910	20,053,433
Newmont Mining	381,174	20,175,540
Nucor	613,900	33,304,075
Phelps Dodge	301,322	24,756,615
		124,873,458
Telecommunication Services--1.5%		
Telefonos de Mexico, ADR	880,664	**18,344,231**
Total Common Stocks		
(cost $1,153,197,916)		**1,178,458,169**

Other Investment--1.4%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $17,390,000)	17,390,000 c	**17,390,000**

Investment of Cash Collateral		
for Securities Loaned--2.5%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $29,983,776)	29,983,776 c	**29,983,776**

Total Investments (cost $1,200,571,692)	**102.3%**	**1,225,831,945**
Liabilities, Less Cash and Receivables	**(2.3%)**	**(27,669,173)**
Net Assets	**100.0%**	**1,198,162,772**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At June 30, 2006, the total market value of the fund's securities on
     loan is $29,265,948 and the total market value of the collateral held by the fund is $29,983,776.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Intrinsic Value Fund
June 30, 2006 (Unaudited)

Common Stocks--100.2%	Shares	Value ($)
Banking--13.7%		
Bank of America	204,795	9,850,639
US Bancorp	161,300	4,980,944
Wachovia	108,300	5,856,864
Wells Fargo & Co.	75,500	5,064,540
		25,752,987
Consumer Discretionary--15.5%		
Centex	27,800	1,398,340
Comcast, Cl. A	129,500 a	4,239,830
DR Horton	44,100	1,050,462
Home Depot	200,000	7,158,000
KB Home	31,400	1,439,690
News, Cl. A	301,976	5,791,900
Pulte Homes	38,500	1,108,415
Time Warner	169,200	2,927,160
TJX Cos.	175,700	4,016,502
		29,130,299
Consumer Staples--12.5%		
Anheuser-Busch Cos.	81,400	3,711,026
Coca-Cola	116,600	5,016,132
Procter & Gamble	94,600	5,259,760
Wal-Mart Stores	197,200	9,499,124
		23,486,042
Energy--5.7%		
Chevron	78,812	4,891,073
Exxon Mobil	96,500	5,920,275
		10,811,348
Financial--21.4%		
American International Group	131,200	7,747,360
Berkshire Hathaway, Cl. B	1,134 a	3,450,762
Citigroup	198,233	9,562,760
Freddie Mac	77,500	4,418,275
JPMorgan Chase & Co.	105,500	4,431,000
Merrill Lynch & Co.	26,600	1,850,296
Morgan Stanley	77,400	4,892,454
St. Paul Travelers Cos.	69,873	3,114,938
Washington Mutual	20,000	911,600
		40,379,445
Health Care--6.5%		
Johnson & Johnson	144,400	8,652,448
Pfizer	156,700	3,677,749
		12,330,197
Industrial--4.1%		
General Electric	237,300	**7,821,408**
Information Technology--17.2%		
Dell	216,800 a	5,292,088
Hewlett-Packard	97,700	3,095,136
International Business Machines	54,200	4,163,644
Microsoft	342,700	7,984,910
Nokia, ADR	356,100	7,214,586
Oracle	317,300 a	4,597,677
		32,348,041
Telecommunication Services--3.6%		
AT & T	134,300	3,745,627
Verizon Communications	92,100	3,084,429
		6,830,056
Total Common Stocks		
(cost $170,119,423)		**188,889,823**

Other Investment--.5%

Registered Investment Company;

Dreyfus Institutional Preferred Plus Money Market Fund

(cost $843,000)	843,000 b	**843,000**

Total Investments (cost $170,962,423)	**100.7%**	**189,732,823**
Liabilities, Less Cash and Receivables	**(.7%)**	**(1,239,253)**
Net Assets	**100.0%**	**188,493,570**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier S&P Stars Fund
June 30, 2006 (Unaudited)

Common Stocks--100.5%	Shares	Value ($)
Consumer Discretionary--6.2%		
Abercrombie & Fitch, Cl. A	410,000	22,726,300
Denny's	5,600,000 a,b,c	20,664,000
PetSmart	990,000	25,344,000
		68,734,300
Consumer Staples--11.3%		
Altria Group	300,900	22,095,087
Constellation Brands, Cl. A	1,200,000 b,d	30,000,000
CVS	820,000	25,174,000
Procter & Gamble	440,000	24,464,000
Wal-Mart Stores	500,000	24,085,000
		125,818,087
Energy--5.2%		
Exxon Mobil	450,000	27,607,500
Occidental Petroleum	300,000	30,765,000
		58,372,500
Financial--13.8%		
Affiliated Managers Group	270,000 a,b	23,460,300
Allstate	430,000	23,533,900
Bank of America	590,000	28,379,000
Citigroup	610,000	29,426,400
Hartford Financial Services Group	310,000	26,226,000
Lehman Brothers Holdings	361,600 a,d	23,558,240
		154,583,840
Health Care--19.5%		
Amylin Pharmaceuticals	400,000 a,b	19,748,000
Boston Scientific	1,140,000 b	19,197,600
Cell Genesys	900,000 a,b	4,518,000
Fisher Scientific International	420,000 b	30,681,000
Genentech	320,000 a,b	26,176,000
Genitope	636,200 a,b	4,020,784
Genzyme	450,000 b	27,472,500
Invitrogen	400,000 a,b	26,428,000
Novartis, ADR	460,000	24,803,200
Renovis	660,000 a,b	10,104,600
WellPoint	340,000 b	24,741,800
		217,891,484
Industrial--8.5%		
AMR	690,000 a,b	17,539,800
Cintas	580,000 a	23,060,800
Ingersoll-Rand, Cl. A	660,000	28,234,800
WW Grainger	350,000	26,330,500
		95,165,900
Information Technology--23.5%		
24/7 Real Media	675,000 b	5,926,500
Analog Devices	710,000 a	22,819,400
Applied Materials	1,400,000	22,792,000
EMC/Massachusetts	1,890,000 b	20,733,300
Emcore	770,000 a,b	7,392,000
Fiserv	560,000 a,b	25,401,600
Microsoft	980,000 a	22,834,000
Oracle	2,000,000 b	28,980,000
Texas Instruments	780,000	23,626,200
Valueclick	1,570,000 a,b	24,099,500
Xilinx	1,175,000 a	26,613,750
Yahoo!	950,000 b	31,350,000
		262,568,250
Materials--3.9%		
Allegheny Technologies	380,000	26,311,200
Carpenter Technology	150,600	17,394,300
		43,705,500
Telecommunications--6.0%		
Broadwing	2,000,000 b	20,700,000
Cisco Systems	1,360,000 b	26,560,800
Level 3 Communications	4,320,000 a,b	19,180,800
		66,441,600
Utilities--2.6%		
AES	1,580,000 b	**29,151,000**
Total Common Stocks		
(cost $1,025,543,479)		**1,122,432,461**

Investment of Cash Collateral for
Securities Loaned--5.5%

Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $61,400,647)	61,400,647 e	**61,400,647**
Total Investments (cost $1,086,944,126)	**106.0%**	**1,183,833,108**
Liabilities, Less Cash and Receivables	**(6.0%)**	**(67,001,119)**
Net Assets	**100.0%**	**1,116,831,989**

ADR - American Depository Receipts

a All or a portion of these securities are on loan. At June 30, 2006, the total market value of the fund's securities on
   loan is $59,725,490 and the total market value of the collateral held by the fund is $61,400,647.

b Non-income producing security.

c Investment in non-controlled affiliate (cost $24,548,051).

d Partially held by a broker as collateral for open short positions.

e Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF SECURITIES SOLD SHORT
June 30, 2006 (Unaudited)

Common Stocks	Shares	Value ($)
Costar Group	83,938	5,022,011
Hovnanian Enterprise	220,000	6,617,600
MDC Holdings	200,000	10,386,000
Meritage Homes	190,000	8,977,500
(proceeds $31,428,295)		**31,003,111**

STATEMENT OF INVESTMENTS
Dreyfus Premier S&P Stars Opportunities Fund
June 30, 2006 (Unaudited)

Common Stocks--98.0%	Shares	Value ($)
Consumer Discretionary--9.6%		
Best Buy	44,000	2,412,960
Chico's FAS	88,500 a	2,387,730
Coach	85,500 a	2,556,450
Domino's Pizza	116,000	2,869,840
Guitar Center	43,500 a	1,934,445
PetSmart	115,500	2,956,800
		15,118,225
Consumer Staples--.5%		
Constellation Brands, Cl. A	30,000 a	**750,000**
Energy--9.7%		
BJ Services	72,000	2,682,720
Consol Energy	96,500	4,508,480
ENSCO International	63,500	2,922,270
Williams Cos.	100,000	2,336,000
XTO Energy	65,500	2,899,685
		15,349,155
Financial--6.8%		
Affiliated Managers Group	34,000 a,b	2,954,260
E*Trade Financial	165,500 a	3,776,710
Eaton Vance	92,500 b	2,308,800
Lehman Brothers Holdings	26,000	1,693,900
		10,733,670
Health Care--19.2%		
Celgene	100,000 a	4,743,000
Community Health Systems	55,000 a	2,021,250
Coventry Health Care	39,000 a	2,142,660
Cytyc	103,000 a	2,612,080
Dentsply International	57,000 b	3,454,200
Endo Pharmaceuticals Holdings	99,000 a	3,265,020
Gilead Sciences	48,000 a	2,839,680
Hologic	37,500 a	1,851,000
Mylan Laboratories	144,000	2,880,000
Myriad Genetics	110,500 a,b	2,790,125
PDL BioPharma	100,500 a,b	1,850,205
		30,449,220
Industrial--15.6%		
AMR	128,500 a,b	3,266,470
CH Robinson Worldwide	85,500	4,557,150
Continental Airlines, Cl. B	99,000 a,b	2,950,200
Landstar System	66,500	3,140,795
Manitowoc	96,500	4,294,250
Robert Half International	78,000	3,276,000
WW Grainger	43,500	3,272,505
		24,757,370
Materials--10.9%		
AK Steel Holding	245,000 a	3,388,350
Carpenter Technology	33,000 b	3,811,500
FMC	51,500	3,316,085
Nucor	71,000	3,851,750
Smurfit-Stone Container	262,000 a	2,866,280
		17,233,965
Technology--21.4%		
Amdocs	92,500 a	3,385,500
Arris Group	250,500 a	3,286,560
Citrix Systems	93,500 a	3,753,090
Emulex	183,000 a,b	2,977,410
Factset Research Systems	76,000 b	3,594,800
Harris	72,000	2,988,720
Ingram Micro, Cl. A	182,000 a	3,299,660
Lam Research	63,500 a	2,960,370
McAfee	63,000 a	1,529,010
Powerwave Technologies	134,000 a	1,222,080
Satyam Computer Services, ADR	73,000	2,419,220
Semtech	168,500 a	2,434,825
		33,851,245
Telecommunication Services--2.2%		
CenturyTel	94,500	**3,510,675**
Utilities--2.1%		
AES	184,000 a	**3,394,800**
Total Common Stocks		
(cost $135,499,667)		**155,148,325**

Short-Term Investments--1.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
4.70%, 9/7/06	1,600,000 c	1,586,032
4.75%, 10/5/06	579,000 c	571,670
Total Short-Term Investments		
(cost $2,157,462)		**2,157,702**

Investment of Cash Collateral for Securities Loaned--9.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $14,332,734)	14,332,734 d	**14,332,734**

Total Investments (cost $151,989,863)	**108.5%**	**171,638,761**
Liabilities, Less Cash and Receivables	**(8.5%)**	**(13,441,793)**
Net Assets	**100.0%**	**158,196,968**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At June 30, 2006, the total market value of the fund's securities on loan is $14,111,528 and the total market value of the collateral held by the fund is $14,332,734.

c   Held by a broker as collateral for open short positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF SECURITIES SOLD SHORT
June 30, 2006 (Unaudited)

Common Stocks	Shares	Value ($)
Avaya	100,000	1,142,000
Mentor	30,000	1,305,000
(proceeds $2,311,879)		**2,447,000**